UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Altisource Portfolio Solutions S.A.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

L0175J104

(CUSIP Number)

January 18, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0175J104

1.	Names of Reporting Persons D. John Devaney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 50

	6.	Shared Voting Power 948,933

	7.	Sole Dispositive Power 50

	8.	Shared Dispositive Power 948,933

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 948,983

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. L0175J104

1.	Names of Reporting Persons United Aviation Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 70,343

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 70,343

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,343

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. L0175J104

1.	Names of Reporting Persons United Capital Markets Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 70,343

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 70,343

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,343

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. L0175J104

1.	Names of Reporting Persons United Real Estate Ventures, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 878,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 878,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 878,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Altisource Portfolio Solutions S.A. (“ASPS”)
	(b)	Address of Issuer’s Principal Executive Offices 40, avenue Monterey L-2163 Luxembourg Grand Duchy of Luxembourg

Item 2.
	(a)	Name of Person Filing D. John Devaney (“Devaney”) United Aviation Holdings, Inc. (“UAHI”) United Capital Markets Holding, Inc. (“UCMHI”) United Real Estate Ventures, Inc. (“UREVI”)
(b)

Address of Principal Business Office or, if none, Residence
D. John Devaney

240 Crandon Boulevard

Suite 167

Key Biscayne, FL 33149

United Aviation Holdings, Inc.

240 Crandon Boulevard

Suite 167

Key Biscayne, FL 33149

United Capital Markets Holding, Inc.

240 Crandon Boulevard

Suite 167

Key Biscayne, FL 33149

United Real Estate Ventures, Inc.

240 Crandon Boulevard

Suite 167

Key Biscayne, FL 33149

(c)

Citizenship
D. John Devaney

United States of America

United Aviation Holdings, Inc.

Incorporated in Florida

United Capital Markets Holding, Inc.

Incorporated in Florida

United Real Estate Ventures, Inc.

Incorporated in Florida

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number L0175J104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

UCMHI is not the owner of record of any shares of common stock of ASPS (“Common Stock”).  However, because Devaney controls UREVI and UCMHI, and UAHI is a wholly-owned subsidiary of UCMHI, UCMHI may be deemed the beneficial owner of common stock held of record by UAHI and Devaney may be deemed to be the beneficial owner of 948,933 shares of Common Stock that are owned of record by UREVI and UAHI.  All figures are as of January 18, 2017.

As of January 18, 2017:

Devaney:            948,983

UAHI:                70,343

UCMHI:             70,343

UREVI:              878,590

(b) Percent of class: As of January 18, 2017: Devaney: 5.03% UAHI: 0.37% UCMHI: 0.37% UREVI: 4.65%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Devaney: 50 UAHI: 0 UCMHI: 0 UREVI: 0
(ii) Shared power to vote or to direct the vote As of January 18, 2017: Devaney: 948,933 UAHI: 70,343 UCMHI: 70,343 UREVI: 878,590
(iii) Sole power to dispose or to direct the disposition of Devaney: 50 UAHI: 0 UCMHI: 0 UREVI: 0
(iv) Shared power to dispose or to direct the disposition of Devaney: 948,933 UAHI: 70,343 UCMHI: 70,343 UREVI: 878,590

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Item 4(a) above.

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons listed in Item 2 above are filing this Schedule as a “group” pursuant to Rules 13d-1(k)(1). As required, attached is an exhibit listing the members of the group. The Reporting Persons are not, however, filing as part of a “group” as defined in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below we each certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

January 26, 2017
Signature
/s/ D. John Devaney
D. John Devaney

United Aviation Holdings, Inc.

By:	/s/ D. John Devaney
Name:	D. John Devaney
Title:	Chief Executive Officer

United Capital Markets Holdings, Inc.

By:	/s/ D. John Devaney
Name:	D. John Devaney
Title:	Chief Executive Officer

United Real Estate Ventures, Inc.

By:	/s/ D. John Devaney
Name:	D. John Devaney
Title:	Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to above) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the  common stock, par value $1.00 per share of Altisource Portfolio Solutions, S.A., a Luxembourg public limited company, and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of 26th day of January, 2017.

Date

January 26, 2017
Signature
/s/ D. John Devaney
D. John Devaney

United Aviation Holdings, Inc.

By:	/s/ D. John Devaney
Name:	D. John Devaney
Title:	Chief Executive Officer

United Capital Markets Holdings, Inc.

By:	/s/ D. John Devaney
Name:	D. John Devaney
Title:	Chief Executive Officer

United Real Estate Ventures, Inc.

By:	/s/ D. John Devaney
Name:	D. John Devaney
Title:	Chief Executive Officer

Name/Title

[Signature Page to Joint Filing Agreement, Schedule 13G]